Alexandria Kane Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4017 Main 212.407.4000 Fax 212.937.3943 akane@loeb.com

July 30, 2025

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kellie Kim

Isaac Esquivel

Pearlyne Paulemon

Pamela Long

VIA EDGAR

Re:	CSLM Digital Asset Acquisition Corp III, Ltd

Amendment No.2 to Registration Statement on Form S-1

Filed July 22, 2025

File No. 333-288156

Ladies and Gentlemen:

On behalf of our client, CSLM Digital Asset Acquisition Corp III, Ltd, a Cayman Islands exempted company (formerly known as, CSLM Acquisition Corporation II, Ltd) (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated July 30, 2025 (the “Comment Letter”) regarding the Company’s above-referenced Registration Statement on Form S-1, as amended by Amendment No. 2 (the “Registration Statement”).

Concurrently herewith, the Company is submitting via EDGAR Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”), which reflects the Company’s response to the Comment Letter and certain updated information. For ease of reference, the sole comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended Registration Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Amended Registration Statement.

July 30, 2025

Amendment No.2 to Registration Statement on Form S-1 filed July 22, 2025

Prospectus Summary, page 1

1.	We acknowledge your response to prior comment 3 and amended disclosure that the term ‘permitted withdrawal’ refers to withdrawals to cover any income, franchise or excise tax obligations of the Company. On the cover page and wherever you discuss redemptions upon failure to complete a business combination during the completion window, please revise to also note the use of up to $100,000 of interest to pay dissolution expenses, as contemplated by Item 1(k) of the Investment Management Trust Agreement.

RESPONSE: The Company has revised the disclosure on the cover page and pages 20, 45, 52, 57, 64, 79, 96, 175, 186, 195, and 202 to the Amended Registration Statement in accordance with the Staff’s comment.

Please do not hesitate to contact Giovanni Caruso at (212) 407-4866 or Alexandria Kane at (212) 407-4017 at Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP

cc:	Charles T. Cassel III